Schedule A

FUNDS

For each Fund, the investment management fee shall be accrued daily and calculated in accordance with the corresponding schedule set forth below:

(1) Effective as of the Date, with respect to the Fund listed below, the investment management fee shall be accrued daily and calculated in accordance with the following schedule:

Average Daily Net Assets	Annual Rate
For the first $2.5 billion	0.60000%
For the next $2.5 billion	0.58500%
For the next $2.5 billion	0.57000%
For the next $2.5 billion	0.55500%
For the next $5 billion	0.54000%
For the amount over $15 billion	0.51000%

Fund	Ticker	Effective Date of Agreement
First Trust Bloomberg Inflation Sensitive Equity ETF	FTIF	March 9, 2023
First Trust S&P 500 Diversified Free Cash Flow ETF	FCFY	August 22, 2023